EXHIBIT 99.2

SANDSTORM GOLD LTD.

(the “Company”)

REPORT ON VOTING RESULTS

(Pursuant to Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

The following is the Report on Voting Results for the Special Meeting of Shareholders of the Company held on Tuesday, August 9, 2022 (the “Meeting”). The sole matter placed before the Company’s shareholders for consideration at the Meeting was approved.

MATTER VOTED UPON	VOTING RESULTS		VOTE OUTCOME

	FOR	AGAINST
Approval of Share Issuance pursuant to Plan of Arrangement with Nomad Royalty Company Ltd.: To approve an ordinary resolution authorizing the issuance by the Company of up to 82,619,407 common shares in the capital of the Company as consideration in connection with the acquisition by the Company of all of the issued and outstanding common shares of Nomad Royalty Company Ltd. by way of a Plan of Arrangement under Section 192 of the Canada Business Corporations Act.	88,859,026 (99.07%)	830,121 (0.93%)	Carried

DATED at Vancouver, British Columbia, this 9th day of August, 2022.

SANDSTORM GOLD LTD.

Per:     “Christine Gregory”

Christine Gregory,

Corporate Secretary